IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

S.E.C.
APR 11 2002
080

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02030158

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for April 11, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37539 ~~333-[illegible]~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5173915v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on April 11, 2002.

CWABS, INC.

By: ______________________
Name: Josh Adler
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Master Trust Series 2002-C Subtrust,
Revolving Home Equity Loan Asset Backed Notes,
Series 2002-C

ARM and Fixed $896,680,993

		Range		
Aggregate Principal Balance	$896,680,993			
Aggregate Credit Limit	$1,249,876,644			
WA Coupon (Gross)	4.146%	3.250%	to	11.125%
WA Margin (Gross)	1.886%	0.000%	to	6.625%
WA Maximum Rate	17.811%	8.750%	to	24.000%
Average Principal Balance	$28,925	$0	to	$1,100,000
Average Credit Limit	$40,319	$4,073	to	$1,100,000
WA Remaining Term to Scheduled Maturity (months)	298	119	to	302
WA Combined Loan-to-Value Ratio	82.93%	3.33%	to	100.00%
Average Credit Utilization Rate	71.74%	0.00%	to	100.00%
Origination Period		09/29/00	to	03/22/02
Percentage of Pool Secured by: 1st Liens	4.79%			
Percentage of Pool Secured by: 2nd Liens	95.21%			
WA Months to First Roll	2.94			
WA FICO	714			
WA Second Mortgage Ratio	27.83%	1.40%	to	100.00%

Top 5 States:	Prop Types:	Doc Types:	Appr Types:	Occ Codes	Delinq Status
CA: 33.89%	SinglFam: 76.43%	ALT DOCS: 43.61%	Full: 78.78%	Own: 98.41%	CURRENT: 99.83%
CO: 5.23%	PUD: 16.67%	FULL DOC: 29.73%	Drive By: 11.30%	Non: 1.01%	30 - 59 DAYS: 0.17%
FL: 4.70%	Lo Condo: 6.09%	SUPERSTREAMLI: 11.54%	Streamline: 6.34%	2nd: 0.58%	
IL: 4.28%	2-4Units: 0.81%	STREAMLI: 8.55%	Stated: 2.77%		
WA: 4.10%		REDUCED: 6.57%	AS400: 0.80%		

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5 Yr Draw, 5 Yr Repay	43	$744,861	0.08
5 Yr Draw, 10 Yr Repay	49	$2,327,608	0.26
10 Yr Draw, 10 Yr Repay	509	$10,792,577	1.20
10 Yr Draw, 15 Yr Repay	30,248	$876,821,376	97.79
15 Yr Draw, 0 Yr Repay	36	$1,378,148	0.15
15 Yr Draw, 10 Yr Repay	115	$4,616,422	0.51
	31,000	$896,680,993	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 10,000	7,970	$30,977,605	3.45
$ 10,000.01 to $ 20,000	7,384	$115,240,735	12.85
$ 20,000.01 to $ 30,000	6,066	$154,550,085	17.24
$ 30,000.01 to $ 40,000	3,352	$117,861,647	13.14
$ 40,000.01 to $ 50,000	2,260	$104,015,622	11.60
$ 50,000.01 to $ 60,000	1,046	$57,921,701	6.46
$ 60,000.01 to $ 70,000	664	$43,574,668	4.86
$ 70,000.01 to $ 80,000	484	$36,512,361	4.07
$ 80,000.01 to $ 90,000	365	$31,126,292	3.47
$ 90,000.01 to $100,000	509	$49,669,587	5.54
$100,000.01 to $125,000	243	$27,570,454	3.07
$125,000.01 to $150,000	353	$50,337,009	5.61
$150,000.01 to $175,000	71	$11,604,134	1.29
$175,000.01 to $200,000	63	$12,006,783	1.34
$200,000.01 to $225,000	33	$7,069,179	0.79
$225,000.01 to $250,000	37	$8,948,187	1.00
$250,000.01 to $275,000	17	$4,452,309	0.50
$275,000.01 to $300,000	25	$7,340,894	0.82
$300,000.01 to $325,000	9	$2,845,593	0.32
$325,000.01 to $350,000	7	$2,373,849	0.26
$350,000.01 to $375,000	9	$3,304,670	0.37
$375,000.01 to $400,000	8	$3,150,753	0.35
$400,000.01 to $425,000	3	$1,234,000	0.14
$425,000.01 to $450,000	1	$450,000	0.05
$475,000.01 to $500,000	14	$6,980,000	0.78
$575,000.01 to $600,000	1	$580,000	0.06

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$600,000.01 to $625,000	1	$620,000	0.07
$675,000.01 to $700,000	1	$700,000	0.08
$700,000.01 to $725,000	1	$725,000	0.08
$825,000.01 to $850,000	1	$840,000	0.09
$975,000.01 to $1,000,000	1	$997,877	0.11
> $1,000,000	1	$1,100,000	0.12
	31,000	$896,680,993	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 3.500	3	$31,658	0.00
3.501 - 4.000	27,488	$764,617,922	85.27
4.001 - 4.500	481	$12,350,594	1.38
4.501 - 5.000	271	$9,008,193	1.00
5.001 - 5.500	464	$20,511,215	2.29
5.501 - 6.000	480	$23,043,306	2.57
6.001 - 6.500	222	$8,842,062	0.99
6.501 - 7.000	309	$11,048,087	1.23
7.001 - 7.500	533	$23,858,495	2.66
7.501 - 8.000	358	$12,110,103	1.35
8.001 - 8.500	158	$4,041,858	0.45
8.501 - 9.000	149	$4,818,140	0.54
9.001 - 9.500	28	$766,637	0.09
9.501 - 10.000	10	$162,665	0.02
10.001 - 10.500	4	$58,429	0.01
10.501 - 11.000	30	$888,914	0.10
11.001 - 11.500	12	$522,713	0.06
	31,000	$896,680,993	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
109 - 120	43	$744,861	0.08
169 - 180	85	$3,705,757	0.41
229 - 240	508	$10,779,615	1.20
277 - 288	1	$20,882	0.00
289 - 300	29,070	$844,450,259	94.18
301 - 312	1,293	$36,979,618	4.12
	31,000	$896,680,993	100.00

Combined Loan-to-Value Ratios

Range of CLTV's (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 -10.00	26	$614,727	0.07
10.01-20.00	100	$2,820,172	0.31
20.01-30.00	155	$5,798,110	0.65
30.01-40.00	352	$12,564,496	1.40
40.01-50.00	650	$20,684,789	2.31
50.01-60.00	1,179	$34,509,327	3.85
60.01-70.00	2,963	$93,566,998	10.43
70.01-80.00	4,856	$159,766,032	17.82
80.01-90.00	12,771	$322,953,142	36.02
90.01-100.00	7,948	$243,403,199	27.14
	31,000	$896,680,993	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	408	$8,261,420	0.92
AK	55	$1,831,110	0.20
AZ	962	$26,031,678	2.90
CA	8,257	$303,925,151	33.89
CO	1,490	$46,883,633	5.23
CT	298	$10,591,539	1.18
DE	49	$1,137,281	0.13
DC	28	$938,179	0.10

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FL	1,678	$42,186,081	4.70
GA	743	$18,987,528	2.12
HI	208	$7,001,812	0.78
ID	338	$7,044,895	0.79
IL	1,356	$38,415,344	4.28
IN	556	$10,542,828	1.18
IA	151	$2,699,983	0.30
KS	356	$8,915,969	0.99
KY	196	$5,814,759	0.65
LA	238	$5,067,016	0.57
ME	97	$1,757,962	0.20
MD	490	$14,577,533	1.63
MA	713	$21,178,492	2.36
MI	1,488	$33,563,894	3.74
MN	482	$10,066,388	1.12
MS	84	$2,000,358	0.22
MO	498	$10,738,012	1.20
MT	123	$2,372,070	0.26
NE	76	$1,816,831	0.20
NV	513	$15,003,782	1.67
NH	143	$4,262,504	0.48
NJ	949	$29,718,608	3.31
NM	190	$5,007,286	0.56
NY	727	$23,818,788	2.66
NC	674	$14,748,053	1.64
ND	22	$369,216	0.04
OH	740	$15,246,041	1.70
OK	293	$6,187,478	0.69
OR	519	$14,660,462	1.63
PA	981	$22,658,739	2.53
RI	73	$1,970,864	0.22
SC	222	$4,682,318	0.52
SD	18	$479,493	0.05
TN	512	$10,991,792	1.23
TX	71	$2,158,051	0.24
UT	577	$15,957,645	1.78
VT	23	$555,950	0.06
VA	513	$13,234,805	1.48
WA	1,168	$36,763,830	4.10
WV	43	$744,861	0.08

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
WI	522	$10,787,114	1.20
WY	89	$2,325,567	0.26
	31,000	$896,680,993	100.00

FICO Ranges

Fico Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
=> 720	14,982	$407,364,275	45.43
680 - 719	9,102	$272,966,598	30.44
621 - 679	6,827	$213,518,948	23.81
<= 620	89	$2,831,172	0.32
	31,000	$896,680,993	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SinglFam	24,191	$685,308,442	76.43
PUD	4,419	$149,446,919	16.67
Lo Condo	2,114	$54,626,433	6.09
2-4Units	276	$7,299,198	0.81
	31,000	$896,680,993	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Utilization Range

Utilization Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.00%	3,245	$6	0.00
0.01% - 10.00%	832	$2,090,282	0.23
10.01% - 20.00%	815	$6,819,946	0.76
20.01% - 30.00%	951	$11,558,767	1.29
30.01% - 40.00%	1,117	$17,134,804	1.91
40.01% - 50.00%	1,335	$24,933,051	2.78
50.01% - 60.00%	1,149	$26,448,718	2.95
60.01% - 70.00%	1,187	$30,238,956	3.37
70.01% - 80.00%	1,296	$40,569,592	4.52
80.01% - 90.00%	1,205	$43,175,264	4.82
90.01% - 100.00%	17,868	$693,711,606	77.36
	31,000	$896,680,993	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.75	491	$10,511,166	1.17
9	4	$74,928	0.01
9.5	3	$20,564	0.00
10	1	$10,000	0.00
10.5	2	$54,324	0.01
10.75	7	$236,082	0.03
11	2	$16,114	0.00
12.75	1	$19,650	0.00
16	682	$14,965,387	1.67
17	1,749	$44,344,132	4.95
18	28,010	$824,810,649	91.98
21	44	$1,463,898	0.16
23.99	1	$0	0.00
24	3	$154,100	0.02
	31,000	$896,680,993	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Draw Limt Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 10,000	1,250	$7,472,860	0.83
$ 10,000.01 to $ 20,000	8,169	$93,987,933	10.48
$ 20,000.01 to $ 30,000	7,786	$151,272,876	16.87
$ 30,000.01 to $ 40,000	4,190	$114,103,345	12.73
$ 40,000.01 to $ 50,000	3,682	$116,683,644	13.01
$ 50,000.01 to $ 60,000	1,296	$56,903,201	6.35
$ 60,000.01 to $ 70,000	834	$42,698,136	4.76
$ 70,000.01 to $ 80,000	753	$39,440,264	4.40
$ 80,000.01 to $ 90,000	481	$32,254,107	3.60
$ 90,000.01 to $100,000	1,218	$69,567,785	7.76
$100,000.01 to $125,000	332	$28,174,005	3.14
$125,000.01 to $150,000	530	$56,356,163	6.28
$150,000.01 to $175,000	90	$11,644,206	1.30
$175,000.01 to $200,000	107	$12,848,657	1.43
$200,000.01 to $225,000	46	$6,612,608	0.74
$225,000.01 to $250,000	68	$12,054,577	1.34
$250,000.01 to $275,000	23	$4,663,035	0.52
$275,000.01 to $300,000	42	$8,015,108	0.89
$300,000.01 to $325,000	14	$3,097,184	0.35
$325,000.01 to $350,000	12	$3,280,116	0.37
$350,000.01 to $375,000	9	$2,847,653	0.32
$375,000.01 to $400,000	17	$4,197,252	0.47
$400,000.01 to $425,000	6	$2,274,966	0.25
$425,000.01 to $450,000	6	$1,026,147	0.11
$450,000.01 to $475,000	2	$217,913	0.02
$475,000.01 to $500,000	27	$8,790,160	0.98
$575,000.01 to $600,000	1	$580,000	0.06
$600,000.01 to $625,000	1	$620,000	0.07
$675,000.01 to $700,000	3	$1,127,473	0.13
$700,000.01 to $725,000	1	$725,000	0.08
$750,000.01 to $775,000	1	$206,744	0.02
$825,000.01 to $850,000	1	$840,000	0.09
$975,000.01 to $1,000,000	1	$997,877	0.11
> $1,000,000	1	$1,100,000	0.12
	31,000	$896,680,993	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM and Fixed $896,680,993

Lien Type

Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1st Liens	482	$42,993,000	4.79
2nd Liens	30,518	$853,687,993	95.21
	31,000	$896,680,993	100.00

Delinquency Status

Delinquency Status	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
CURRENT	30,934	$895,187,635	99.83
30 - 59 DAYS	66	$1,493,358	0.17
	31,000	$896,680,993	100.00

Origination Year

Year	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2000	1	$20,882	0.00
2001	1,472	$48,486,675	5.41
2002	29,527	$848,173,435	94.59
	31,000	$896,680,993	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.